FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 19, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Material Change Report dated September 19, 2008

EXHIBIT 1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation

1, First Canadian Place

100 King Street West

Suite 7070, P.O. Box 419

Toronto, Ontario M5X 1E3

2.	Date of Material Change

September 17, 2008.

3.	News Release

The news release attached hereto as Schedule “A” (the “News Release”) announcing the material change described herein was disseminated through CNW Group on September 17, 2008.

4.	Summary of Material Change

The material change is described in the Company’s News Release attached hereto as Schedule “A”, which News Release is incorporated herein.

5.	Full Description of Material Change
5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

5.2	Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Arnold T. Kondrat

Executive Vice-President

(416) 366-2221

9.	Date of Report

September 19, 2008.

Banro Corporation

Schedule “A”

PRESS RELEASE

BANRO ANNOUNCES CLOSING OF FINANCING

Toronto, Canada – September 17, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA”; TSX - “BAA”) is pleased to announce that it has closed its previously announced public offering of 11,000,000 units of the Company at a price of U.S.$1.75 per unit for gross proceeds of U.S.$19,250,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will allow the holder to purchase a Banro common share for U.S.$2.20 per share until September 17, 2011. The common shares and warrants are listed for trading on the AMEX and the TSX.

The offering was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. The underwriters have been granted an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 warrants to cover over-allotments and for market stabilization purposes.

The Company intends to use the net proceeds from the offering to fund the development of the Twangiza, Namoya and Lugushwa properties and for general and administrative expenses of the Company.

A copy of the final prospectus filed in connection with the offering may be obtained in Canada from RBC Capital Markets Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066), or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these units in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward Looking Statements: Statements in this press release announcing the anticipated use of proceeds from the offering are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s prospectus and registration statement prepared in connection with the offering, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in its annual information form dated March 28, 2008 and filed on SEDAR. Although the Company believes the expectations reflected in the forward--looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

_______________________________

For further information, please contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.